May 13, 2011

VIA FACSIMILE & OVERNIGHT COURIER
(202) 772-9210

Stephen Krikorian
Accounting Branch Chief
Mark P. Schuman
Legal Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:	NetSol Technologies, Inc.
File	No. 000-22773

Form 10-K for the fiscal year ended June 30, 2010
Filed on September 10, 2010

Form 10-K/A for the fiscal year ended June 30, 2010
Filed on September 14, 2010

Form 10-Q for the fiscal quarter ended September 30, 2010
Filed on November 12, 2010

Dear Mr. Krikorian and Mr. Schuman,

Hereafter included, please find our response to your comment letter dated April 29, 2011.

Form 10-K/A for the Fiscal Year Ended June 30, 2010

General

1.
You state in response to prior comment 1 of our letter dated January 13, 2011, that you have not had, do not presently have, and do not intend to have direct or indirect “prohibited” contacts and/or business dealings with Iran, Syria, Sudan, or Cuba. Please tell us whether you have had, currently have, or anticipate having licensed or other permitted direct or indirect contacts with any of those countries.

In addition to our prior confirmation that we have not had, do not presently have, and do not intend to have direct or indirect “prohibited” contacts and/or business dealings with Iran, Syria, Sudan, or Cuba, we also confirm to you that NetSol has not had, does not currently have, nor does it anticipate having licensed or other permitted direct or indirect contacts with Iran, Syria, Sudan, or Cuba.

Item 8(A)(T) Controls and Procedures, page 42.

2.
We do not believe that your response to prior comment 4 demonstrates that the individuals who are responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal controls over financial reporting have adequate experience with U.S. GAAP. Please consider whether a material weakness exists with regard to your ability to prepare financial statements in accordance with U.S. GAAP. To the extent you conclude that a material weakness exists, please reassess your conclusions regarding the effectiveness of internal controls over financial reporting and disclosure controls and procedures and revise accordingly.

As stated in our previous response, we continue to believe that those responsible for preparing and supervising the preparation of our financial statements and evaluating the effectiveness of our internal control over financial statements do have the requisite experience and knowledge necessary to prepare our financial statements in accordance with U.S. GAAP.  We have considered your comment and respectfully conclude that there is no material weakness with regard to our ability to prepare financial statements in accordance with U.S. GAAP.

Nevertheless, we would like you to note that NetSol has been listed on NASDAQ since 1999, and that we have effectively reported our consolidated financials, which include our subsidiaries such as those in Pakistan and the UK in accordance with the relevant U.S. financial rules ever since our initial listing.  The individuals in question, who are responsible for the preparation of our financial statements and evaluating the effectiveness of our internal controls over financial reporting have been integrally involved in the process of preparing the financial statements for their entire tenure with the Company.  We believe that they are not only highly qualified professionals but, have extensive practical experience of U.S. GAAP obtained through direct interaction with their CPA qualified predecessors, as well as many years of direct application. These qualified predecessors established processes and procedures for ICOFR which have been effectively maintained and (continuously) improved by the individuals in question.

Additionally, we would like to note that the lack of formal academic experience in US GAAP has been addressed by the Company by requiring the individuals to pursue their U.S. CPA education and CPE programs.  We also commit to you that the Company will continue to bolster our team’s experience and knowledge through the aforementioned training with both educational forums and will periodically revisit our ICOFR, with such outside consultants as may be necessary, to insure the continued strength of our team and continued effectiveness of our financial reporting processes.

Item 9. Directors, Executive Officers and Corporate Governance

Code of Ethics, page 45

3.
We note your response to prior comment 6. In future filings Form 10-K: (i) include your code of ethics as an exhibit, (ii) disclose the address of your web site and the fact that you have posted such code of ethics on your web site, or (iii) include language stating that you will provide to any person without charge, upon request, a copy of such code of ethics and explain the manner in which such request may be made. See Item 406c of Regulation S-K. Please confirm your understanding in your response letter.

NetSol confirms that it will, in our future Form 10-K filings:  (i) include our Code of Ethics as an Exhibit, and, (ii) disclose the address of our website and the fact that we have posted such code of ethics on our website.

Audit Committee Financial Expert, page 45

4.
We note your response to prior comment 7. Please provide us with a more detailed explanation of how your audit committee expert satisfies each of the attributes in Item 407(D)(5)(ii) of Regulation S-K as well as describe in greater detail, how your audit committee expert acquired such attributes as addressed in Item 407(D)(5)(iii) of Regulation S-K. Also, as previously requested, please specifically address how this person has an understanding of U.S. GAAP and financial statements prepared in accordance with U.S. GAAP.

Item 407(D)(5)(ii) of Regulation S-K states in pertinent part: “(ii). . . an audit committee financial expert means a person who has the following attributes: (A) An understanding of generally accepted accounting principles and financial statements; (B) The ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves; (c) Experience. . . evaluating financial statements that present a breadth and complexity of issues that can reasonably be expected to be raised by the registrant’s financial statements. . . (D) An understanding of internal control over financial reporting; and (E) and understanding of audit committee functions.”

In responding to your comment, we specifically refer to Mr. Burki’s biography, which is contained in our 10-K.

Reviewing the requirements of 407(d)(5)(ii)(A) and (B), his position on the audit committee since its inception, his background as an economist, his coursework in Advanced Management at Harvard University and, his position as CEO of EMP Financial Advisors, an arm of a private equity firm, which was charged with reviewing financial statements of potential investment targets demonstrates that he has an understanding of generally accepted accounting principles and financial statements, an ability to assess the general application of such principles and in connection with the accounting for estimates, accruals and reserves. In fact, without this understanding, he could not have performed the functions of both audit committee member and chair or functions of his position as CEO of EMP Financial Advisors.

In connection with 407(d)(5)(ii)(C), we have stated that Mr. Burki has experience “evaluating financial statements that present a breadth and level of complexity of accounting issues . .  that can reasonably be expected to be raised by the registrant’s financial statements.”   Many of the issues arising out of our financial statements arise out of the reporting, on a consolidated basis, the financial information of international subsidiaries, particularly, our largest subsidiary in Pakistan. Mr. Burki’s years with the World Bank, his tenure as Finance Minister of Pakistan, his expertise as an Economist on developing economies such as both Pakistan and China, and his tenure at EMP Financial Advisors demonstrate his knowledge of the issues that arise in reporting for an international operation.  The aforesaid experience, and his long tenure on the audit committee which has had regular interfacing with our CFOs and our auditors has further bolstered his experience in evaluating financial issues of the type raised by our Company.

Mr. Burki, as should be the case with all long time directors of public companies, has acquired an understanding of internal control over financial reporting as is required under 407(d)(5)(ii)(D).  He has had the frequent opportunity to review the requirements with management, including the CFO and CEO, our auditors, and our internal control advisors and has become aware of the issues and requirements.

Mr. Burki has a full understanding of the audit committee functions.  Again, he has served on the audit committee since its inception.  He was involved in the drafting of the audit committee charter and keeps up to date on audit committee functions.  At each board meeting, the audit committee reviews the functions of the committee, the charter and recent developments in order to assess the Company’s needs and the audit committee’s functions.  We believe his tenure on the audit committee as well as his active involvement in this committee demonstrates his knowledge of the audit committee functions as is required by 407(d)(5)(ii)(E).

You have further requested that we describe in greater detail how Mr. Burki acquired such attributes as addressed in Item 407(d)(5)(iii) of Regulation S-K.  Mr. Burki has acquired the above attributes through his experience assessing the performance of companies with respect to the evaluation of financial statements (as described in 407(d)(5)(iii)(B)).  As we stated in response to the attributes of 407(d)(5)(ii)(A) and (B), Mr. Burki not only has the experience that he has acquired as a member of the audit committee but has acquired this experience through his role with the World Bank, as Finance Minister of Pakistan and most relevantly as CEO of EMP Financial Advisors.  As CEO of EMP Financial Advisors, Mr. Burki had hands on experience assessing the performance of companies with respect to the evaluation of financial statements.  In his long tenure with the World Bank, he was required to assess the ability of governmental entities, governmental companies and private companies to perform under World Bank covenants in exchange for low interest loans.  His recommendations facilitated the financing of not only government funded projects but private company projects that benefited government functions.  His assessments were made, not only on the conditions of the country but on the conditions of the entity seeking the loan through an examination of their financial statements, their past performance and their likelihood of successful performance in the future.

Finally, we believe in connection with our description of Mr. Burki’s attributes that we have explained how he has an understanding of US GAAP and financial statements prepared in accordance with U.S. GAAP.  While much of his experience in academia and with the World Bank is international in nature, Mr. Burki is a U.S. citizen, located in Maryland.  His role as CEO of EMP Financial Advisors was specifically based on his ability to evaluate companies not only situated in the U.S. but abroad.  Theses evaluation could not be completed without a knowledge of US GAAP and financial statements prepared in accordance with U.S. GAAP in that the determination and/or recommendation of the strength of any potential entity was predicated upon US GAAP presented financials that were capable of scrutiny.

Based on the above, and Mr. Burki’s stellar resume (of which of course his biography is only a summary), we believe it is evident that Mr. Burki demonstrates the attributes and experience of an Audit Committee Financial Expert.

Item 10. Executive Compensation

Annual Bonus, page 47

5.
We note your response to prior comment 8. In future filings, to the extent that you award any performance-based cash bonuses, please ensure that you provide a detailed explanation linking the factors considered by your compensation committee to the amount of cash bonuses actually awarded to each named executive officer. See Item 402(m)(1) of Regulation S-K. Please confirm your understanding in your response letter.

We note your comment and undertake to provide, in the event of an award of performance-based cash bonuses, a detailed explanation linking the factors considered by our compensation committee to the amount of the cash bonuses actually awarded to each named executive officer.

Consolidated Financial Statements

Consolidated Statement of Operations and Comprehensive Loss, page F-4

6.
The revisions you made in response to prior comment 13 still do not appear to comply with ASC 810-10-55-4(J). In this regard, we note the line items labeled “net income (loss) before non-controlling interest in subsidiary and income taxes” and ‘net income (loss) after tax but before non-controlling interest in subsidiary.” Although your description indicates that these amounts are “before” non-controlling interest, we note that these amounts appear to include the non-controlling interest. Please revise in future filings.

We have noted your comment and undertake to take revise as advised in our future filings.

We acknowledge that:

•	The company is responsible for adequacy and accuracy of the disclosure in the filing:

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this matter. Please contact the undersigned (818) 222-9195 ext. 110, or Ms. Malea Farsai at (818) 222-9195 ext. 105 if you require any clarification or have any questions.

Very truly yours,

/s/ Patti L. W. McGlasson
Patti L. W. McGlasson
General Counsel
NetSol Technologies, Inc.
cc:	Najeeb Ghauri, CEO NetSol Technologies, Inc.
Boo Ali Siddiqui, CFO NetSol Technologies, Inc.
Morgan Youngwood, Christine David, Evan Jacobson, U.S. SEC